

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

December 27, 2016

Via E-Mail
Gary Guidry
Chief Executive Officer
Gran Tierra Energy Inc.
900, 520 3rd Avenue S.W.
Calgary, Alberta, T2P 0R3
Canada

       Re: **Gran Tierra Energy Inc.**
              Form 10-K for Fiscal Year Ended December 31, 2015
              Filed February 29, 2016
              File No. 001-34018

Dear Mr. Guidry:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Ethan Horowitz *for*

Brad Skinner
Senior Assistant Chief Accountant
Office of Natural Resources